SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number   000-13727

PAN AMERICAN SILVER CORP

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Pan American Silver Intends to Make an Offer to Encourage Early Conversion of Outstanding Debentures

February 27, 2004 – Vancouver, British Columbia – PAN AMERICAN SILVER CORP.

(NASDAQ: PAAS; TSX: PAA) announced today that it intends to make an offer to encourage early conversion by holders of the Company’s US$86.25 million outstanding principal amount of 5.25% convertible debentures due July 31, 2009 (the “Debentures”). At present, Pan American can only force conversion of the Debentures after a three year no-forced-conversion term, which expires on July 31 2006. During the remainder of this term, interest in the amount of US $131.25 per US$1,000 principal amount of Debentures would be payable to the holders. Pan American will offer such amount of interest in cash plus common shares having a value equal to US$40 per US$1,000 principal amount of Debentures converted early, based on the closing market price of Pan American’s common shares on the Nasdaq market on the date the formal offer is made. Assuming early conversion of all outstanding Debentures pursuant to the offer, Pan American’s total cash payment would be approximately US$11.32 million and common shares having a value of US$3.45 million would be issued. The offer will be subject to regulatory approvals.

Pan American expects to make a formal offer to its Debenture holders prior to the end of March. Precise details of the formal offer will be set out in a future press release. The offer will be open for 30 days and will not be subject to any minimum amount of debentures being converted.

Investors holding approximately 50% of the outstanding principal amount of Debentures have indicated that they would be amenable to the conversion of their Debentures upon a formal offer being made. Pan American will make no payment in respect of the conversion of any Debentures prior to the issuance of its formal offer.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

-end-

Pan American Silver Announces US$55 Million Common Share Financing

February 27, 2004 – Vancouver, British Columbia – PAN AMERICAN SILVER CORP. (NASDAQ: PAAS; TSX: PAA) announced today that an institutional investor has agreed to purchase 3,333,333 common shares of Pan American at a price of US$16.50 per share for aggregate gross proceeds of US$55 million. The offering is subject to regulatory approvals and qualification of the shares under a prospectus in British Columbia and Ontario. Closing is expected on March 12, 2004.

Pan American intends to use the proceeds of this common share financing to fund the previously announced acquisition of the Morococha silver mine in Peru and for general corporate purposes.

Pan American’s Chairman and CEO Ross Beaty said, “By financing the proposed Morococha mine purchase with this offering, we have preserved the balance of our cash for Pan American’s other growth projects, such as Alamo Dorado and the Huaron mine expansion.”

-end-

For Further Information Contact: Brenda Radies, VP Corporate Relations (604) 684-1175.

www.panamericansilver.com

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

1500 – 625 Howe Street, Vancouver, BC Canada V6C 2T6 Tel 604.684.1175 Fax 604.684.0147 www.panamericansilver.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP

By:/s/ Ross Beaty

Ross Beaty, Chairman and CEO

Date: February 27, 2004